                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 11-K
                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1996.

                    OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934.
          For the transition period from ______________ to ______________.

Commission file number   1-1363

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EnviroSource, Inc. Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               EnviroSource, Inc.
                           1155 Business Center Drive
                        Horsham, Pennsylvania 19044-3454

                        EnviroSource, Inc. Savings Plan

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1996 and 1995



                                    CONTENTS
                                    --------


Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . .   1
Audited Financial Statements

Statement of Assets Available for Benefits,
        With Fund Information as of December 31, 1996 . . . . . . . . .   2
Statement of Assets Available for Benefits,
        With Fund Information as of December 31, 1995 . . . . . . . . .   3
Statement of Changes in Assets Available for Benefits,
        With Fund Information - Year ended December 31, 1996. . . . .     4
Statement of Changes in Assets Available for Benefits,
        With Fund Information - Year ended December 31, 1995. . . . .     5
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .  6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . .  10
Schedule of Reportable Transactions. . . . . . . . . . . . . . . . .     11

Supplemental Schedules

                         Report of Independent Auditors

The Savings Plan Administrative Committee
EnviroSource, Inc.

We have audited the accompanying statements of assets available for benefits of the EnviroSource, Inc. Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         /S/ ERNST & YOUNG LLP

May 22, 1997

                       ENVIROSOURCE, INC. SAVINGS PLAN

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1996





                               VANGUARD      BOND INDEX      VANGUARD   VANGUARD     ENVIROSOURCE,
                             MONEY MARKET    TOTAL BOND     WELLESLEY    WINDSOR     INC. COMMON    PARTICIPANT
                              PRIME FUND    MARKET FUND    INCOME FUND    FUND        STOCK FUND       LOANS            TOTAL
                            ----------------------------------------------------------------------------------------------------


ASSETS
------
Investments, at fair value     $ 3,936,479    $ 517,028      $ 2,521,673  $ 9,624,238   $ 1,616,835     $ 753,849   $ 18,970,102
Cash and cash equivalents           30,097        2,480           12,818       24,174        36,830         -            106,399

Receivables:
 Participants' contributions         1,395          647            2,692        6,868         3,938         -             15,540
 Employer contributions                597          244            1,038        2,672         3,230         -              7,781
 Accrued income                         -            -           101,635           -             -          -            101,635
                               -------------------------------------------------------------------------------------------------

Total receivables                    1,992          891          105,365        9,540         7,168         -            124,956
                               -------------------------------------------------------------------------------------------------
Assets available for benefits  $ 3,968,568    $ 520,399      $ 2,639,856  $ 9,657,952   $ 1,660,833     $ 753,849   $ 19,201,457
                               ===========    =========      ===========  ===========   ===========     =========   ============


See accompanying notes.

                      ENVIROSOURCE, INC. SAVINGS PLAN

       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995



                               VANGUARD      BOND INDEX      VANGUARD   VANGUARD     ENVIROSOURCE,
                             MONEY MARKET    TOTAL BOND     WELLESLEY    WINDSOR     INC. COMMON    PARTICIPANT
                              PRIME FUND    MARKET FUND    INCOME FUND    FUND        STOCK FUND       LOANS            TOTAL
                            --------------------------------------------------------------------------------------------------------


ASSETS
------
Investments, at fair value    $ 3,755,565    $  538,656      $ 2,344,388  $ 7,378,917  $ 1,780,543    $ 714,222      $ 16,512,291

Receivables:
  Participants' contributions      10,562         2,905           11,394       27,710       11,626         -               64,197
  Employer contributions            1,899         1,141            4,730       10,870        8,522         -               27,162
  Other                             4,574           348            1,887        6,844          966         -               14,619
Total receivables                  17,035         4,394           18,011       45,424       21,114         -              105,978
Assets available for benefits $ 3,772,600    $  543,050     $  2,362,399  $ 7,424,341  $ 1,801,657    $ 714,222      $ 16,618,269


See accompanying notes.



                        ENVIROSOURCE, INC. SAVINGS PLAN

  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996


                              VANGUARD      VANGUARD
                                MONEY      BOND INDEX        VANGUARD   VANGUARD     ENVIROSOURCE,
                             MARKET PRIME  TOTAL BOND        WELLESLEY   WINDSOR     INC. COMMON    PARTICIPANT
                                FUND       MARKET FUND     INCOME FUND    FUND        STOCK FUND       LOANS            TOTAL
                             ------------------------------------------------------------------------------------------------


Additions:
 Contributions:
  Participants               $ 254,999     $  57,903       $ 236,915    $ 544,855    $ 300,448      $    -           $ 1,395,120
  Employer                     105,952        22,316          89,060      202,991      250,129           -               670,448
                               -------------------------------------------------------------------------------------------------
Total contributions            360,951        80,219         325,975      747,846      550,577           -             2,065,568

Investment income (loss):
  Interest                        -              -              -            -            -            60,177             60,177
  Dividends                    202,202        29,945         150,111      920,967         -               -            1,303,225
Net realized and unrealized
 (depreciation) appreciation
 in fair value of investments     -          (16,167)         75,567    1,066,248     (191,312)           -              934,336
Total investment income (loss) 202,202        13,778         225,678    1,987,215     (191,312)        60,177          2,297,738
Transfer of participants'
  assets from other plans         -           19,995             933       61,672        2,709            -               85,309
                               -------------------------------------------------------------------------------------------------
Total additions                563,153       113,992         552,586    2,796,733      361,974         60,177          4,448,615

Deductions:
 Participant withdrawals      (464,735)     (157,912)       (421,655)    (572,027)    (213,354)       (35,744)        (1,865,427)
                              --------------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to interfund transfers         98,418       (43,920)        130,931    2,224,706      148,620         24,433          2,583,188
Interfund transfers, net        97,550        21,269         146,526        8,905     (289,444)        15,194               -
                              --------------------------------------------------------------------------------------------------
Net increase (decrease) in
 assets available for benefits 195,968       (22,651)        277,457    2,233,611     (140,824)        39,627          2,583,188
Assets available for benefits
 at beginning of year        3,772,600       543,050       2,362,399    7,424,341    1,801,657        714,222         16,618,269
                             ---------------------------------------------------------------------------------------------------
Assets available for benefits
 at end of year             $3,968,568     $ 520,399      $2,639,856   $9,657,952   $1,660,833      $ 753,849        $19,201,457
                            ==========     =========      ==========   ==========   ==========      =========        ===========

See accompanying notes.

                        ENVIROSOURCE, INC. SAVINGS PLAN

  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995



                               VANGUARD      VANGUARD
                                MONEY      BOND INDEX        VANGUARD   VANGUARD     ENVIROSOURCE,
                             MARKET PRIME  TOTAL BOND        WELLESLEY   WINDSOR     INC. COMMON    PARTICIPANT
                                FUND       MARKET FUND     INCOME FUND    FUND        STOCK FUND       LOANS            TOTAL
                             ------------------------------------------------------------------------------------------------

Additions:
 Contributions:
 Participants                $  295,354    $  67,913       $ 235,679    $ 506,895   $  337,497      $    -        $ 1,443,338
 Employer                       117,382       25,318          90,801      191,296      266,290           -            691,087
                                ---------------------------------------------------------------------------------------------
Total contributions             412,736       93,231         326,480      698,191      603,787           -          2,134,425

Investment income (loss):
 Interest                          -            -               -            -            -            60,031          60,031
 Dividends                      254,726       35,929         154,805      834,490           60           -          1,280,010
Net realized and unrealized
 appreciation (depreciation)
 in fair value investments         -          53,796         375,038      869,605     (228,058)          -          1,070,381
                                ---------------------------------------------------------------------------------------------
Total investment income(loss)   254,726       89,725         529,843    1,704,095     (227,998)        60,031       2,410,422
Transfer of participants' assets
 from other plans                11,914         -             29,072        7,073        1,116           -             49,175
                                ---------------------------------------------------------------------------------------------
Total additions                 679,376      182,956         885,395    2,409,359      376,905         60,031       4,594,022

Deductions:
 Participant withdrawals       (993,422)    (132,662)       (524,486)  (1,079,781)    (269,134)       (44,552)     (3,044,037)
                               ----------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to interfund transfers        (314,046)      50,294         360,909    1,329,578      107,771         15,479       1,549,985
Interfund transfers, net        (86,220)     (40,059)          7,117      111,574      (10,224)        17,812            -
                                ---------------------------------------------------------------------------------------------
Net increase (decrease) in
 assets available for benefits (400,266)      10,235         368,026    1,441,152       97,547         33,291       1,549,985
Assets available for benefits
 at beginning of year         4,172,866      532,815       1,994,373    5,983,189    1,704,110        680,931      15,068,284
                              -----------------------------------------------------------------------------------------------
Assets available for benefits
 at end of year              $3,772,600    $ 543,050      $2,362,399   $7,424,341   $1,801,657      $ 714,222     $16,618,269
                             ==========    =========      ==========   ==========   ==========      =========     ===========

See accompanying notes.

                        ENVIROSOURCE, INC. SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. DESCRIPTION OF THE PLAN
--------------------------

The following is a general description of the EnviroSource, Inc. Savings Plan (the Plan). Participants should refer to the Plan document for a more complete description of its provisions.

GENERAL
-------

The Plan is a defined contribution plan available to all salaried and certain nonunion hourly employees of EnviroSource, Inc. (the Company) who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS
-------------

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the employer contributing a matching amount equal to 50% (100% if the contributions are invested in the EnviroSource, Inc. common stock fund) of such contributions subject to certain limitations. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the participating employers up to the annual limit prescribed by the Internal Revenue Code. Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred.

VESTING
-------

Participants have a nonforfeitable interest in 100% of their contributions. Generally, participants become 20% vested in the matching contributions made by the employer for each year of qualifying service. In addition, participants become 100% vested upon reaching age 65, death or disability, termination of the Plan, or discontinuance of matching contributions by the employer. Forfeitures of matching account balances, by participants not fully vested at their termination, are used to fund benefits required to be restored for formerly terminated participants and the excess, if any, is used to reduce the employe's obligation to make matching contributions.

--------------------------------------

PAYMENT OF BENEFITS
-------------------

Upon termination of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten-year period.
Participants with account balances less than $3,500 receive lump-sum distributions only.

PARTICIPANT LOANS
-----------------

A qualified participant may request a loan once in any 12-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years and bear interest at market rates prevailing when the loans are made.

INVESTMENT OPTIONS
------------------

Participants may direct employer and employee contributions into any of four Vanguard mutual funds or into the EnviroSource, Inc. common stock fund.

ADMINISTRATIVE EXPENSEs
-----------------------

Administrative expenses incurred by the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

INVESTMENT VALUATION
--------------------

Investments in mutual funds are stated at the quoted net asset values of the respective funds. Investments in EnviroSource, Inc. common stock are stated at the quoted market price of the stock.

---------------------------------------------------------

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION
----------------

Certain amounts in the prior year financial statements have been reclassified to conform with current year presentation.

3. INVESTMENTS
--------------

Plan investments are held by a bank administered trust fund. The following reflects the fair value of investments at December 31, 1996 and 1995.

                                           1996                      1995
                                    -----------------------   ----------------------
                                    SHARES      FAIR VALUE    SHARES      FAIR VALUE
                                    -----------------------   ----------------------
INVESTMENTS
-----------

Vanguard Money Market Prime Fund*   3,936,479   $ 3,936,479   3,755,565   $ 3,755,565
Vanguard Bond Index Total Bond
        Market Fund                    52,544       517,028      53,039       538,656
Vanguard Wellesley Income Fund*       122,949     2,521,673     114,643     2,344,388
Vanguard Windsor Fund*                580,123     9,624,238     507,636     7,378,917
                                                  ---------                 ---------

Total mutual funds                               16,599,418                14,017,526

EnviroSource Inc., Common Stock Fund* 601,501     1,616,835     587,533     1,780,543
Participant loans                                   753,849                   714,222
                                                 ----------                ----------
Total investments                               $18,970,102               $16,512,291
                                                ===========               ===========

*Represents 5% or more of plan assets available for benefits at the end of the year.

4. PLAN TERMINATION
-------------------

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants become fully vested in their accounts and such amounts will be distributed to them as described in the Plan.

5. INCOME TAX STATUS
--------------------

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                        ENVIROSOURCE, INC. SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996




Identity of Issue                      Investment           Cost          Fair Value
------------------------------------------------------------------------------------

Vanguard Money Market Prime Fund   3,936,479  shares     $ 3,936,479     $ 3,936,479
Vanguard Bond Index Total Bond
  Market Fund                         52,544  shares         511,875         517,028
Vanguard Wellesley Income Fund       122,949  shares       2,309,425       2,521,673
Vanguard Windsor Fund                580,123  shares       8,204,333       9,624,238
EnviroSource, Inc.* Common
  Stock Fund                         601,501  shares       2,111,559       1,616,835
Participant loans                  Interest rates
                                   ranging from 7.6%
                                   to 12.0%                    -             753,849
                                                         ---------------------------
                                                         $17,073,671     $18,970,102
                                                         ===========     ===========

*Indicates party-in-interest to the Plan.

                        ENVIROSOURCE, INC. SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996


                                        PURCHASE       SELLING                   NET GAIN
               DESCRIPTION OF ASSETS    PRICE (A)      PRICE (A)      COST        (LOSS)
-----------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Vanguard Money Market Prime Fund
  132 Purchases                         $1,140,810     $     -      $1,140,810   $    -
   48 Sales
                                             -            895,893      895,893        -
Vanguard Wellesley Income Fund
  123 Purchases                            704,720           -         704,720        -
   44 Sales                                  -            573,572      527,443      46,129

Vanguard Windsor Fund
  133 Purchases                          2,214,326           -       2,214,326        -
   43 Sales                                  -          1,060,219      917,353     142,866

EnviroSource, Inc.* Common Stock Fund
  126 Purchases                            691,485           -         691,485        -
   42 Sales                                  -            478,933      483,134      (4,201)

*Party-in-interest (not a "prohibited transaction").

(A) Purchase and selling prices are equal to current (fair value) on trade dates.

There were no Category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1996.


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees' benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 23, 1997
                                        ENVIROSOURCE SAVINGS PLAN


                                        By:/s/James C. Hull
                                           ----------------
                                           James C. Hull
                                           Member of the EnviroSource, Inc.
                                           Savings Plan Administrative
                                           Committee

                                  EXHIBIT INDEX


 Number                         Exhibit                          Page
 ------                         -------                          ----

23.1                      Consent of Independent Auditors       EX-23.1